FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company) Suite 3100, Three Bentall Centre, 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change

October 26, 2005

Item 3:	Press Release

The Press Release was disseminated on October 26, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the AIM market operated by the London Stock Exchange plc. as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation ("Bema"), Arizona Star Resource Corp. ("Arizona Star") and Placer Dome Inc. ("Placer Dome") have agreed in principle whereby Placer Dome will sell its 51% interest in Compania Minera Casale, the company holding the Cerro Casale gold-copper project in Chile, to Bema and Arizona Star in return for contingent payments.

Item 5:	Full Description of Material Change

Bema, Arizona Star and Placer Dome have reached a non-binding agreement in principle whereby Placer Dome will sell its 51% interest in Compania Minera Casale, the company holding the Cerro Casale gold-copper project in Chile, to Bema and Arizona Star in return for contingent payments.

Bema and Arizona Star will jointly pay to Placer Dome US$10 million upon a decision being made to construct a mine at Cerro Casale and will, either jointly (a) make a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) make a cash payment of US$70 million payable when a mine construction decision is made, at the election of Bema and Arizona Star.

The transaction is expected to close by the end of 2005 and is subject to certain conditions including settlement of definitive agreements, board approvals of the three companies and regulatory approvals.

Item 6:	Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commissions at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 31st day of October, 2005.